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07001367

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRIBECA SECURITIES LLC

OFFICIAL USE ONLY
130855
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9 DESBROSSES STREET, 6TH FLOOR
(No. and Street)


JANICE QUILES
Notary Public - State of New York
NO. 01QU6138978
Qualified in Queens County
My Commission Expires

NEW YORK (City) **NY** (State) **10013** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SASSAN GHAHRAMANI **(212) 219-9096**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET, SUITE 1901 (Address) **NEW YORK** (City) **NY** (State) **10004** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

3/8/07

NEW YORK 'ALL-PURPOSE' ACKNOWLEDGMENT

REAL PROPERTY LAW §309-a

State of New York
County of Queens } ss.

On the 24 day of January in the year 2007 before me, the undersigned, a Notary Public in and for said state, personally appeared SASSAN GHAHRAMANI, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.



JANICE QUILES
Notary Public - State of New York
NO. 01QU6138978
Qualified in Queens County
My Commission Expires 12-27-09

Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER
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TRIBECA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CONTENTS



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent auditors

The Member
Tribeca Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Tribeca Securities, LLC, (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tribeca Securities, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 24, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRIBECA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	112,185
Commissions receivable		4,900
Prepaid expenses		16,318
TOTAL ASSETS	$	133,403

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	23,833
Due to affiliate		39,434
TOTAL LIABILITIES		63,267
Member's equity		70,136
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	133,403

The accompanying notes are an integral part of this financial statement.

TRIBECA SECURITIES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 1 - ORGANIZATION:

Tribeca Securities, LLC (the "Company") was organized in Delaware as a limited liability company and commenced operations during July 2004.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). As more fully described in Note 3, the Company serves as an introducing broker for the execution of securities transactions by customers of an affiliated entity. The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For financial reporting purposes, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at one financial institution exceeding the amount of $100,000 insured by the FDIC.

Revenue and Expense Recognition:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state laws, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member. However, the Company is subject to the New York City Unincorporated Business Tax.

TRIBECA SECURITIES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006

NOTE 3 - BROKERAGE ACTIVITIES:

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2006, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company is a component of a larger business enterprise. The Company serves as a registered broker dealer for customers of its affiliate and earns its commissions from executing securities transactions that are directed to it.

The Company has an agreement with an affiliated company whereby the affiliate would pay on behalf of the Company primarily all of the overhead and administrative expenses. The affiliate company charges the Company for its share of expenses. At December 31, 2006, the Company is indebted to the affiliate in the amount of $39,434.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2006, the Company had net capital of approximately $53,000, which was $48,000 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately 1.18 to 1.

END